April 27, 2012

VIA FAX AND EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Government Properties Income Trust (the “Company”)

Form 10-K for the fiscal year ended December 31, 2011

Filed February 23, 2012 (the “Filing”)

File No. 1-34364

Dear Mr. Woody:

We are writing in response to your letter dated April 16, 2012.  For your convenience, each of your original comments appears below in bold text and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2011

Property Operations, pages 42-43

1.                                      We note you have currently presented statistical information (i.e. total properties, square footage, and occupancy) for your properties for the last 2 years. Please expand future periodic filings to include this information for all periods presented. In addition, please disclose the number of properties removed from or added to the comparable property designation from the prior year and discuss reasons for the additions or removals.

In future periodic filings, we will present the referenced statistical information for all periods presented.  We will also disclose changes to the number of comparable properties from the prior year period as well as the reasons for the additions or removals.

2.                                      Please expand future periodic filings to disclose average annualized effective rental rate per square foot for your comparable properties for all periods presented.

In future periodic filings, we will disclose the average annualized effective rental rate per square foot of our comparable properties for all periods presented.

Mr. Kevin Woody

April 27, 2012

Results of Operations, pages 46-50

3.                                      Please revise future periodic filings to clarify what expenses are included in other operating expenses and general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

In future periodic filings, we will disclose what expenses are included in other operating expenses and general and administrative expenses.  The following is an example of our proposed disclosure:

Other operating expenses.  Other operating expenses consist of property management fees, salaries and benefit costs of property level personnel, repairs and maintenance expense, cleaning expense and other direct costs of operating our properties. The increase in other operating expenses reflects….

General and administrative.  General and administrative expenses consist of fees pursuant to our business management agreement with Reit Management & Research LLC, equity compensation expense, legal and accounting fees, trustees’ fees and expenses, securities listing and transfer agency fees and other costs relating to our status as a publicly traded company.  The increase in general and administrative expenses reflects….

4.                                      In future periodic filings please reconcile your comparable property results to the consolidated results. To the extent there are differences beyond non-comparable property results, please discuss the difference and your basis for such difference.

In future periodic filings, we will reconcile our comparable property results to our consolidated results.  To date, there have been no differences beyond non-comparable property results.  To the extent there are differences beyond non-comparable property results in the future, we will disclose the basis for such differences.

5.                                      We note that much of your fluctuations within your results of operations are generally attributed to property acquisitions. In future periodic filings, for each line item within your consolidated statements of income, please expand to separately quantify and discuss the impact of new acquisitions in the current year offset by acquisitions in the prior year where a full year of operations wasn’t achieved until the current year.

In future periodic filings, we will expand our disclosure to reconcile our comparable property results to our consolidated results in tabular format for each period presented to quantify the effects of property acquisitions on our operating results, including the impact of new acquisitions during the current year period offset by acquisitions during the prior year period where a full year of operations wasn’t achieved until the current year.  We will also include the effect of acquisition activity in the discussion of our results of operations.

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We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

April 27, 2012

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (617) 796-8327 if you have any questions or require additional information.

Sincerely,

GOVERNMENT PROPERTIES INCOME TRUST

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer & Chief Financial Officer